UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                HDFC Bank Limited
                                (Name of Issuer)

                                  Equity Shares
                         (Title of Class of Securities)

                                   40415F101(1)
                                 (CUSIP Number)

                                  July 20, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Approximately 13.31% of the Issuer's equity shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADS), each ADS representing 3 equity shares. The CUSIP Number is for ADSs only.

CUSIP No.  40415F101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     INDOCEAN FINANCIAL HOLDING LIMITED
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check  the  appropriate  Box  if  a  Member  of  a Group (See Instructions)
     (a)
     (b)     X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     MAURITIUS
--------------------------------------------------------------------------------
                    5.   Sole  Voting  Power
                         13,483,200
    Number of       ------------------------------------------------------------
     Shares         6.   Shared Voting Power
  Beneficially           0
    Owned by        ------------------------------------------------------------
      Each          7.   Sole Dispositive Power
   Reporting             13,483,200
  Person With       ------------------------------------------------------------
                    8.   Shared Dispositive Power
                         0
--------------------------------------------------------------------------------
9.   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
     13,483,200
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.  Percent  of  Class  Represented  by  Amount  in  Row  (9)
     4.8%
--------------------------------------------------------------------------------
12.  Type  of  Reporting  Person  (See  Instructions)
     OO
--------------------------------------------------------------------------------

CUSIP No. 40415F101

ITEM 1.

     (a)     Name of Issuer

               HDFC Bank Limited

     (b)     Address of Issuer's Principal Executive Offices

               HDFC Bank Limited
               Sandoz House
               Dr. Annie Besant Road
               Worli, Mumbai 400 018
               India

ITEM 2.

     (a)     Name of Person Filing

               Indocean Financial Holding Limited ("IFHL")

     (b)     Address of Principal Business Office or, if none, Residence

               Indocean Financial Holding Limited
               3rd Floor Les Cascades
               Edith Cavell Street
               Port Louis
               Mauritius

     (c)     Citizenship

               IFHL is incorporated under the laws of Mauritius.

     (d)     Title of Class of Securities

               Equity Shares, par value INR 10

     (e)     CUSIP Number

               40415F101

ITEM 3. If this statement is filed pursuant to Sec.Sec.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               Not Applicable.

ITEM 4.     Ownership*

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:                 13,483,200

     (b)  Percent of class:                                4.8%

     (c)  Number of shares as to which the
          person has:

          (i)   Sole power to vote or to direct      13,483,200
                the vote

          (ii)  Shared power to vote or to direct             0
                the vote
          (iii) Sole power to dispose or to          13,483,200
                direct the disposition of

          (iv)  Shared power to dispose or to                 0
                direct the disposition of

     In addition to the ordinary shares beneficially owned by IFHL, as disclosed above, IFHL may be deemed to have shared power to (i) vote, or direct the vote, and (ii) dispose, or direct the disposition of, shares beneficially owned by The India Private Equity Fund (Mauritius) as a consequence of a Sponsors Agreement (more fully described below). Any disclosure made herein with respect to shareholdings of The India Private Equity Fund (Mauritius) are made upon information and belief.

     IFHL and The India Private Equity Fund (Mauritius) entered into a Sponsors Agreement, dated as of April 28, 1999, wherein the parties (the "Sponsors") set forth certain reciprocal rights and obligations in connection with their acquisition and ownership of shares of the Issuer. In particular, the Sponsors Agreement (i) grants to each Sponsor tag along rights in connection with the proposed transfer of shares of the Issuer by the other Sponsor, other than transfers to affiliates or the Overseas Private Investment Corporation (OPIC); (ii) delineates the Sponsors' respective rights and obligations with respect to the right of first negotiation that each Sponsor granted to The Chase Manhattan Bank in connection with any proposed sale of shares of the Issuer; (iii) provides for cooperation between the Sponsors in respect of any application for government or regulatory approvals that may be required for the purchase or sale of shares of the Issuer; and (iv) sets forth the agreement of the Sponsors that (x) if the Sponsors are entitled to appoint two directors, each Sponsor shall appoint one director, (y) if the Sponsors are entitled to appoint only one director, then the Sponsor owning the most equity shares shall appoint that director and (z) each Sponsor's appointed director shall consult with and inform the designated representative of the other Sponsor with respect to board actions.

     As a result of the Sponsors Agreement, IFHL and The India Private Equity Fund (Mauritius) may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended. Neither the present filing nor anything contained herein shall be construed as an admission that IFHL and The India Private Equity Fund (Mauritius) constitute a "person" or "group" under Section 13(d) of the Exchange Act. IFHL disclaims beneficial ownership of any shares beneficially owned by The India Private Equity Fund (Mauritius), and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

ITEM 5.   Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable.

ITEM 8.   Identification and Classification of Members of the Group

               Not Applicable.

ITEM 9.   Notice of Dissolution of Group

               Not Applicable.

ITEM 10.  Certification

               Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                February 13, 2002
                       -----------------------------------
                                      Date

                       INDOCEAN FINANCIAL HOLDING LIMITED


                       By: /s/ Daniel Mintz
                           ------------------------------
                           Name:  Daniel Mintz
                           Title: Director